PowerNova Technologies Corporation	Suite 1010 207 West Hastings Street Vancouver, British Columbia Canada V6B 1H7 Tel: 604.734.7488 Fax: 604.688.7866

October 4, 2010

POWERNOVA TECHNOLOGIES CORPORATION RECEIVES

CONDITIONAL APPROVAL FOR LISTING ON THE CNSX

Vancouver, BC - PowerNova Technologies Corporation (“PowerNova”) recently submitted an application for listing and trading of its securities on the Canadian National Stock Exchange (“CNSX”).  More information about the CNSX can be found on their website at www.cnsx.ca.

On September 15, 2010, PowerNova was notified by the CNSX that it was conditionally approved for listing on the CNSX.  Listing is subject to PowerNova completing a private placement of securities to raise sufficient funds to meet a minimum working capital requirement of $100,000.

PowerNova is proposing to complete a non-brokered private placement on terms to yet be determined.

On Behalf of the Board of Directors,

Stuart Lew

Chairman and Chief Executive Officer

PowerNova Technologies Corporation

Suite 1010

207 Hastings Street West

Vancouver, BC

Canada V6H 1B7

Tel: 604-734-7488

Fax: 604-688-7866

Email: stuartlew@powernova.com

Website: www.powernova.com

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